SI 20008869)N T

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FORM X-17A-5
PART III

SEC FILE NUMBER
8-68736

FACING PAGE

Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/19** (MM/DD/YY) AND ENDING **12/31/19** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Motif Investing, Inc.**

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 East 3rd Avenue
(No. and street)

San Mateo (City) **CA** (State) **94401** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sanford Ng **(650) 274-0520**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crowe LLP
(Name – *if individual, state last, first, middle name*)

488 Madison Avenue, Floor 3 (Address) **New York** (City) **NY** (State) **10022** (Zip Code)

SEC Mail Processing

MAR 03 2020

Washington, DC

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Sanford Ng, affirm (or swear) that, to the best of my knowledge and belief, the accompanying consolidated statement of financial condition and supplemental schedules pertaining to Motif Investing, Inc. as of December 31, 2019, are true and correct. I further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature ____________

Date 3/2/2020

Title VP of Finance

Signature AmPandit 2nd march 2020
Notary Public

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document

State of California County of
San mateo
Subscribed and sworn to (or affirmed) before me on this 2nd day of MARCH, 20 20, by
Sanford Ng,
proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature AmPandit

(Seal)

AMI M. PANDIT
COMM. #2147088
NOTARY PUBLIC - CALIFORNIA
SANTA CLARA COUNTY
My Comm. Exp. April 15, 2020

Crowe

Crowe LLP
Independent Member Crowe Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholder of
Motif Investing, Inc.
San Mateo, California

Opinion on the Financial Statement

We have audited the accompanying consolidated statement of financial condition of Motif Investing, Inc. (the "Company") as of December 31, 2019, and the related notes (collectively referred to as the "consolidated financial statement"). In our opinion, the consolidated financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

This consolidated financial statement has been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statement, the Company has not generated significant revenues, has financed its operations and development through private placements of preferred stock and convertible debt, has incurred significant net losses and negative cash flows since inception and has insufficient cash to fund its operations through 2020. These conditions and events raise substantial doubt about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 2. This consolidated financial statement does not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement. We believe that our audit of the consolidated financial statement provides a reasonable basis for our opinion.

Crowe LLP

Crowe LLP

We have served as the Company's auditor since 2019.

New York, New York
March 2, 2020

Motif Investing, Inc.

(SEC. I.D. No. 8-68736)

Consolidated Statement of Financial Condition
as of December 31, 2019, and Report of Independent
Registered Public Accounting Firm

PULIC DOCUMENT

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a public document

MOTIF INVESTING, INC.
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2019

Assets	
Cash and cash equivalents	$ 5,006,354
Restricted cash	1,854,698
Receivable from clearing broker	941,136
Securities owned	462,912
Fixed assets, net	393,067
Prepaid expenses	546,780
Operating lease right-of-use assets	8,118,652
Other assets	1,093,602
Total assets	**$ 18,417,201**
Liabilities	
Accounts payable	$ 173,402
Payable to clearing broker	130,856
Convertible notes	6,100,000
Operating lease liabilities	8,953,136
Accrued expenses and other liabilities	1,132,251
Total liabilities	16,489,645
Stockholders' equity	
Common stock, $0.001 par value - 9,915,743 shares issued and outstanding	10,914
Treasury stock, at cost - 998,054 shares	(998)
Series A preferred stock, $0.001 par value - 10,129,658 shares issued and outstanding	10,130
Series B preferred stock, $0.001 par value - 8,982,303 shares issued and outstanding	8,982
Series C preferred stock, $0.001 par value - 9,654,371 shares issued and outstanding	9,654
Series D preferred stock, $0.001 par value - 7,479,269 shares issued and outstanding	7,479
Series E preferred stock, $0.001 par value - 5,579,734 shares issued and outstanding	5,580
Additional paid-in capital	129,180,907
Treasury stock	(1,999,002)
Accumulated deficit	(125,306,090)
Total stockholders' equity	1,927,556
Total liabilities and stockholders' equity	**$ 18,417,201**

See notes to consolidated financial statements.

1. NATURE OF BUSINESS

Motif Investing, Inc. (the "Company"), founded in 2010, has developed and made available to the general public technology targeted at self-directed investors and financial advisors. The Company allows individuals to make investment choices and decisions through its secure website. The Company received approval to operate and conduct business as a broker-dealer in June 2011, is registered with the Securities and Exchange Commission ("SEC"), and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company commenced operations in 2012. In 2014, the Company released a version of its trading platform targeted at Registered Investment Advisors ("RIAs"). In 2015, the Company launched Motif Capital Management, Inc. ("Motif Capital"), a wholly-owned investment management subsidiary of the Company. Motif Capital is a next-generation global equity investment management company that specializes in the management of thematic investment strategies for financial institutions such as private wealth management, investment companies, endowments and family offices. Motif Capital is a SEC registered investment advisory firm.

Risks and Uncertainties — The Company is subject to all of the risks inherent in an early stage business operating in the securities industry. These risks include, but are not limited to, a limited operating history, new and rapidly evolving markets, reliance on additional equity or debt issuances for funding of operations, dependence on the development of new technology and services, unfavorable economic and market conditions, competition from larger and more established companies, limited management resources, and the changing nature of the securities industry. Failure by the Company to anticipate or to respond adequately to technological developments in its industry, changes in customer demand, or changes in regulatory requirements or industry standards, or any significant delays in the development or introduction of technology and services, would have a material adverse effect on the Company's business and operating results.

2. LIQUIDITY AND CAPITAL RESOURCES

To date, the Company has not generated significant revenues and has financed its operations and development primarily through private placements of preferred stock. The Company has incurred significant net losses and negative cash flows from operations since its date of inception. Management expects operating losses and negative cash flows to continue through 2020 and perhaps further. Management anticipates that its cash and cash equivalents balance as of December 31, 2019 and its cash flows from operations during 2020 will not be sufficient to fund its operations through 2020. Management has been pursuing various transactions that may allow the Company to continue to operate as a going concern through 2020 and beyond. However, it is uncertain whether the Company will be able to complete a transaction or series of transactions and as a result, management has concluded that there is substantial doubt about the Company's ability to continue as a going concern.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Basis of Presentation — The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP").

Consolidation — The accompanying consolidated financial statements include the accounts of the Company and Motif Capital. All intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates — The preparation of the Company's consolidated financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the consolidated financial statements and the reported amount of revenue and expenses during the reported period. Actual amounts could differ from such estimates and these differences could be material.

Cash and Cash Equivalents — The Company considers highly liquid investments with original maturities of three months or less to be cash equivalents.

Restricted Cash — Restricted cash consists of a letter of credit issued to the landlord of office space that is leased by the Company.

Securities Owned — Securities owned are recorded on a trade-date basis and are measured at fair value.

Receivable from and Payable to Clearing Broker — Securities transactions are executed through a clearing broker on a fully-disclosed basis. The amounts receivable from the clearing broker are primarily related to fees charged to customers by the Company for securities transactions. The amounts payable to the clearing broker are primarily related to fees charged by the clearing broker to the Company for securities transactions and customer account maintenance fees.

Fair Value of Financial Instruments — Securities owned are recorded at fair value. The Company's other financial instruments, including cash and cash equivalents, restricted cash, the receivable from clearing broker and certain other assets, are recorded at their cost or contract amount, which is considered by management to approximate their fair value as they are short-term in nature and are subject to frequent repricing.

The Company's securities owned are valued based on Level 1 inputs as defined in FASB ASC 820, *Fair Value Measurements*, which are inputs based on quoted prices in active markets. The Company's financial instruments measured at fair value as of December 31, 2019 were as follows:

		Fair value measurement using		
	Fair value	Level 1	Level 2	Level 3
Assets:				
Equity securities	462,912	462,912	-	-
Total assets	$ 462,912	$ 462,912	$ -	$ -

Fixed Assets, Net — Fixed assets are stated at cost, less accumulated depreciation and amortization. Depreciation is computed over the estimated useful lives of the respective assets using the straight-line method. Amortization of leasehold improvements is computed over the shorter of the useful life of the respective assets or the remaining life of the office lease. The estimated useful lives of the Company's fixed assets are as follows:

Furniture and fixtures	3 years
Computers and office equipment	3 years
Website and software development costs	3 - 5 years
Leasehold improvements	3 - 10 years

The Company capitalizes costs incurred to develop its website and internal-use software when preliminary development efforts are successfully completed, management has authorized and committed project funding, and it is probable that the project will be completed and the software will be used as intended. Such costs are amortized on a straight-line basis over the estimated useful life of the related asset, which approximates three to five years. Costs incurred prior to meeting these criteria, together with costs incurred for training and maintenance, are expensed as incurred. Costs incurred for enhancements that are expected to result in additional material functionality are capitalized and expensed over the estimated useful life of the upgrades.

Impairment of Long-Lived Assets — The Company regularly evaluates its long-lived assets for indicators of possible impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. An impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use of an asset and its eventual disposition are less than the carrying amount. Impairment, if any, is measured using discounted cash flows. No impairment of long-lived assets has been recorded.

Recent Accounting Pronouncements — In February 2016, the FASB issued Accounting Standards Update ("ASU") 2016-02, *Leases (Topic 842)*. Under the new guidance, lessees are required to recognize the following for all leases (with the exception of short-term leases) at the commencement date: (1) a lease liability, which is a lessee's obligation to make lease payments arising from a lease, measured on a discounted basis; and (2) a right-of-use asset, which is an asset that represents the lessee's right to use, or control the use of, a specified asset for the lease term. Under the new guidance, lessor accounting is largely unchanged. ASU 2016-02 was effective for the Company for its fiscal year beginning after December 15, 2018, with early adoption permitted. The Company adopted the standard on January 1, 2019 using the modified retrospective method. The Company also elected to apply the following practical expedients permitted under the transition guidance which allows the Company not to reassess (1) whether any expired or existing contracts contain leases under the new definition of a lease; (2) lease classification for any expired or existing leases; and (3) whether previously capitalized initial direct costs would qualify for capitalization under Topic 842. Upon the adoption of the standard, the Company recognized a right-of-use asset of $9,084,055, net of the existing deferred rent balance, and lease liability of $9,850,557.

4. FIXED ASSETS

Fixed assets as of December 31, 2019 consisted of:

Furniture and fixtures	$ 216,845
Computers and office equipment	432,154
Website and software development costs	1,282,736
Leasehold improvements	513,898
Total fixed assets, gross	2,445,634
Less accumulated depreciation and amortization	(2,052,567)
Total fixed assets, net	$ 393,067

5. CONVERTIBLE NOTES

In August 2018, the Company issued $6,100,000 of convertible notes due August 2020 to existing institutional investors. Interest accrues at a rate of 6% per annum. Interest is due on the earlier of the conversion date or maturity date of the convertible notes. The convertible notes may only be converted upon the closing of the Company's next equity financing, a change of control, the initial public offering of the Company's equity securities or maturity. Upon conversion, holders will receive shares of the Company's stock or cash, depending on the triggering event of the conversion. The convertible notes were not eligible for conversion during the year ended December 31, 2019. The estimated fair value of the convertible notes approximated their par value as of December 31, 2019 based on the Company's estimated credit rating and current rates available to the Company for debt with the same terms and remaining maturity of the convertible notes.

6. STOCKHOLDERS' EQUITY

Common Stock — In 2010, 9,000,000 shares of common stock were issued in the initial capitalization of the Company. Early holders of common stock purchased the shares under the terms and conditions of a restricted stock purchase agreement which grants the Company the right, but not the obligation, to repurchase any shares which have not yet been released from the repurchase option at a price per share equal to the lesser of the fair market value and the original purchase price. In 2011, the Company repurchased 998,054 shares of common stock at a price of $2.0039 per share for a total of $2,000,000, which is recorded as treasury stock.

Preferred Stock — Preferred stock is issued in series and contain certain rights and preferences. The preferred stock is convertible into the Company's common stock, at the option of the holder, at any time after the issuance the date of the preferred stock. The preferred stock is automatically converted into the Company's common stock immediately prior to the closing of an initial public offering of the Company's stock or upon the conversion of a certain percentage of each series of preferred stock. The preferred stock also has liquidation preferences, where holders are entitled to receive distributions, prior and in preference to any distribution of the assets of the Company to common stockholders, in the event of a liquidation event.

Stock Option Plan — In September 2010, the Company adopted the 2010 Equity Incentive Plan (the "2010 Plan"). Under the Company's amended and restated 2010 Plan, 7,021,920 shares of common stock are reserved for the issuance of Incentive Stock Options ("ISOs") to employees, officers, and advisors of the Company. The exercise price of a stock option is approved by the Board of Directors when the stock option is granted and may not be less than the fair market value of the shares of the Company's common stock on the grant date of the stock option. ISOs granted under the 2010 Plan generally vest 25% after the completion of 12 months of service and the balance in equal monthly installments over the next 36 months of service and expire 10 years from the date of grant.

The 2010 Plan allows for the early exercise of stock options prior to full vesting, as determined by the Board of Directors. Unvested shares are subject to repurchase by the Company at not less than the original exercise price, upon termination of employment. As of December 31, 2019, no shares of common stock held by employees resulting from the exercise of stock options were subject to repurchase.

A summary of the Company's stock options as of December 31, 2019 is as follows:

	Number of stock options	Weighted-average exercise price per stock option	Weighted-average remaining contractual life (in years)
Stock options outstanding	4,731,844	$1.14	6.9
Stock options vested and expected to vest	4,513,031	1.13	6.8
Stock options exercisable	3,309,630	1.13	6.0
Stock options available for future grants	188,779		

The aggregate intrinsic value of stock options outstanding, stock options vested and expected to vest and stock options exercisable as of December 31, 2019 was $491,187.

7. INCOME TAXES

Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to material differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for loss carry forwards. A valuation allowance is recorded for deferred tax assets if it is more likely than not that some portion or all of the deferred tax assets will not be realized. As of December 31, 2019, the Company's deferred tax assets were exclusively related to net operating loss carry forwards and fully offset by a valuation allowance.

The Company has estimated federal and state net operating loss carry forwards as of December 31, 2019, of approximately $121,605,585 and $84,921,709, respectively, available to offset future regular and alternative minimum taxable income. The Company's federal and state net operating loss carry forwards will expire at various dates between 2030 and 2039, if not fully utilized.

8. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule"). The Company's minimum net capital requirement, pursuant to the requirements for introducing brokers with proprietary trading activities, is the greater of 6-2/3% of aggregate indebtedness or $100,000. The Rule also requires the Company to notify and sometimes obtain approval from the SEC and FINRA for significant withdrawals of capital or loans to affiliates. As of December 31, 2019, the Company's net capital was $3,739,822, which was $3,588,422 in excess of its minimum requirement. The Company's ratio of aggregate indebtedness to net capital was 0.607 to 1 as of December 31, 2019.

9. RECEIVABLE FROM AND PAYABLE TO CLEARING BROKER

The receivable from and payable to clearing broker is pursuant to the clearing agreement in effect. As of December 31, 2019, the Company's receivable from clearing broker was $941,136 and payable to clearing broker was $130,856.

10. CONCENTRATION OF CREDIT RISK

The majority of the Company's cash and cash equivalents are held at a single financial institution in both money market and non-interest bearing accounts. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000. The Company also maintains balances with its clearing

broker as disclosed in Note 9. The Company's management does not believe the credit risk associated with its cash and cash equivalents and receivable from clearing broker is significant due to the financial stability of such financial institutions.

11. LEASES

The Company has lease agreements for office space under non-cancelable operating lease agreements. The Company's leases have remaining terms of approximately 1 to 7 years, some of which include renewal options to extend the lease for up to 7 years. The Company has also entered into subleases for space, the terms of which range from 3 to 5 years. The Company's leases and subleases do not include residual value guarantees.

The Company includes lease extension options in the lease term if, after considering relevant factors, it is reasonably certain the Company will exercise the option. The Company also elected to account for any non-lease components in its real estate leases as part of the associate lease component. The Company has also elected not to recognize leases with original lease terms of 1 year or less on the Company's balance sheet.

Leases are classified as operating or finance leases at the lease commencement date. Lease expense for operating leases and short-term leases is recognized on a straight-line basis over the lease term. Right-of-use assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments. Right-of-use assets and lease liabilities are recognized at the lease commencement date based on the estimated present value of lease payments over the lease term. The Company uses its incremental borrowing rate at lease commencement to calculate the present value of lease payments when the rate implicit in a lease is unknown. The Company's incremental borrowing rate is based on yields on debt with comparable credit ratings as the Company and remaining maturities similar to the lease terms. The Company leases were classified as operating leases as of December 31, 2019.

The future undiscounted lease payments for operating leases with initial terms of at least 1 year as of December 31, 2019 are as follows:

Year ending:		
2020	$	1,624,914
2021		1,570,715
2022		1,625,690
2023		1,682,589
2024		1,741,480
Thereafter		3,348,013
Total undiscounted lease payments		11,593,401
Less: imputed interest		(2,640,265)
Lease liabilities	$	8,953,136

The weighted-average remaining lease term on the operating leases was 6.8 years and the weighted-average discount rate on the operating leases was 7.8% as of December 31, 2019.

12. RELATED PARTY TRANSACTIONS

A few of the Company's institutional investors are also customers. The Company had $404,115 of accounts receivable outstanding as of December 31, 2019 from these related parties, which is included in other assets in the Company's consolidated statement of financial condition.

* * * * * *